SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934


 CADENCE DESIGN SYSTEMS, INC.
(Name of Issuer)


        COMMON STOCK
(Title of class of securities)


          127387108
(CUSIP Number)

Frank J. Ziegler, Esq.
Comdisco, Inc.
6111 North River Road
Rosemont, IL  60018
(708) 698-3000
(Name, address and telephone number of
person authorized to receive notices
and communications)

September 1, 1994
(Date of event which requires
filing of this statement)

If the filing persons has previously
filed a statement on Schedule 13G to
report to acquisition which is the
subject of this statement, and is
filing this statement because of
Rule 13d-1(b)(3) or (4), check the
following:

Check the following box if a fee is
being paid with this statement:

CUSIP No. 127387 10 8


(1)Names of Reporting Person  Comdisco Systems, Inc.
 S.S. or I.R.S. Identifica-   36-3608379
 tion Nos. of Above Person

(2) Check the appropriate Box            (a)
    if a Member of a Group               (b)

(3) SEC Use Only

(4) Source of Funds                      00

(5) Check if Disclosure of Legal
    Proceedings is Required to
    Items 2(d) or 2(e)

(6) Citizenship or Place of
    Organization                         Delaware

Number of Shares    (6) Sole Voting Power  1,850,000
Beneficially Owned
by Each Reporting   (7) Shared Voting              0
Person With
                    (8) Sole Dispositive   1,850,000

                    (9) Shared Dispositive Power   0

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person        1,850,000

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

(13) Percent of Class Represented
     by Amount in Row (11)                    4.56%

(14) Type of Reporting Person                    CO

CUSIP No. 127387 10 8


(1)  Names of Reporting Person          Comdisco, Inc.
     S.S. or I.R.S. Identifica-         36-2687938
     tion Nos. of Above Person

(2)  Check the appropriate Box               (a)
     if a Member of a Group                  (b)

(3)  SEC Use Only

(4)  Source of Funds                         00

(5)  Check if Disclosure of Legal
     Proceedings is Required to
     Items 2(d) or 2(e)

(6)  Citizenship or Place of
     Organization                                        Delaware

Number of Shares         (7)  Sole Voting Power         1,850,000
Beneficially Owned
by Each Reporting        (8)  Shared Voting                     0
Person With
                         (9)  Sole Dispositive          1,850,000

                         (10) Shared Dispositive Power          0

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                     1,850,000

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

(13) Percent of Class Represented
     by Amount in Row (11)                                  4.56%

(14) Type of Reporting Person                              CO, HC


Item 1.   Security and Issuer

This statement relates to the reporting
persons' beneficial ownership of Common
Stock, par value $.01 per share
("Common Stock"), of Cadence Design
Systems, Inc., a Delaware corporation
("Cadence").  Cadence's principal
executive officers are located at
555 River Oaks Parkway, San Jose,
California 95134.

Pursuant to an Agreement for Purchase
and Sale of Assets dated as of
June 11, 1993 (the "Original Purchase
Agreement"), Comdisco Systems acquired
1,050,000 shares of Common Stock
(the "Original Shares") and a Warrant
(the "Warrant") to acquire up to an
additional 1,300,000 shares of Common
Stock, subject to adjustment, at an
exercise price of $14.50 per share,
subject to adjustment, at any time
on or prior to June 10, 2003.  The
Original Shares and the Warrant are
referred to in this statement
collectively as the "Original Cadence
Securities."  Comdisco and Comdisco
Systems filed their original Schedule
13D on July 23, 1993 (within 10 days
of the time when, pursuant to the
terms of Section 13(d) and the Warrant,
Comdisco Systems became the beneficial
owner of the Common Shares subject to
the Warrant, and, consequently the
beneficial holder of more than 5% of
the Common Stock of Cadence).  A copy
of the Warrant was filed as Exhibit 1 to the original Schedule 13D.

On September 1, 1994, Comdisco Systems
sold 500,000 of the Original Shares to
Cadence, in a privately negotiated
transaction as further described in
Item 5(c) below.

Item 2.   Identity and Background

     The following information is provided with respect to the reporting persons:

(a)  Comdisco, Inc., a Delaware corporation
("Comdisco"), has its principal business address at 6111 North River Road, Rosemont,
Illinois 60018. During the past five years, Comdisco has not been convicted in any criminal proceeding described in Item 2(d) of Schedule 13D or been subject to any proceeding described in Item 2(e) of
Schedule 13D.

The following information is provided with respect to the directors and executive officers of Comdisco:

     Name
Principal Occupation
  or Employment

Comdisco Directors:

John F. Slevin
President and Chief Executive
Officer, Comdisco

Edward H. Fiedler,Jr.
Former General Counsel,
Comdisco

Basil R. Twist, Jr.
President,Champion Securities, Inc.
601 California Street, #303
San Francisco, CA 94108

John J. Vosicky
Executive Vice President,
Chief Financial Officer and
Treasurer, Comdisco

C. Keith Hartley
Financial Consultant
Rick Kash
President and Managing Partner
The Cambridge Group
30 S. Wacker Drive, #2806
Chicago, IL  60606

William N. Pontikes
Executive Vice President,
Comdisco

Alan J. Andreini
Executive Vice President,
Comdisco

Robert A. Bardagy
Executive Vice President,
Comdisco

Philip A. Hewes
Senior Vice President and
Secretary, Comdisco

Nicholas K. Pontikes
Executive Vice President/
Business Continuity Services
Comdisco

Thomas H. Patrick
Executive Vice President -
Equity Markets Group
Merrill Lynch and Company
250 Vesey Street, 6th Floor
World Financial Center
North Tower
New York, NY  10281-1218

Comdisco Executive Officers:

John F. Slevin
President and Chief Executive
Officer

John J. Vosicky
Executive Vice President,
Chief Financial Officer and
Treasurer

William N. Pontikes
Executive Vice President/
Operations

Alan J. Andreini
Executive Vice President/
Finance

Robert A. Bardagy
Executive Vice
President/Marketing

Philip A. Hewes
Senior Vice President/Legal
and Secretary

Nicholas K. Pontikes
Executive Vice President/
Business Continuity Services

Joseph A. Kafka
Senior Vice President

Vincent L. Ricci
Senior Vice President/Alliances

David J. Keenan
Vice President and Controller


Unless otherwise provided above, the
business address of each of the individuals named above is in care of Comdisco, 6111
North River Road, Rosemont, IL 60018. To the knowledge of Comdisco, during the last five years none of the individuals named above has been convicted in any criminal proceeding described in Item 2(d) of Schedule 13D or been subject to any proceeding described in Item 2(e) of Schedule 13D. Each of the individuals named above is a citizen of the United States.

(b)  Comdisco Systems, Inc., a Delaware
corporation ("Comdisco Systems"), has its principal business address at 6111
North River Road, Rosemont, IL 60018.
Comdisco Systems is a wholly-owned
subsidiary of Comdisco. During the past five years, Comdisco Systems has not been convicted in any criminal proceeding described in Item 2(d) of Schedule 13D or been subject to any proceeding described in Item 2(e) of
Schedule 13D.

The following information is provided with respect to the directors and executive officers of Comdisco Systems:


      Name
Principal Occupation
 or Employment

Comdisco Systems Directors:

Nicholas K. Pontikes
Executive Vice
President/Business Continuity
Services, Comdisco

Vincent L. Ricci
President, Comdisco Systems;
Senior Vice
President/Alliances, Comdisco

Raymond F. Sebastian
Director, Comdisco Systems:
185 Lagunitas
Ross, CA 94957

John J. Vosicky
Executive Vice President,
Chief Financial Officer and
Treasurer, Comdisco

Comdisco Systems Executive Officers:

Vincent L. Ricci
President

Unless otherwise provided above, the business address of each of the individuals named above is in care of Comdisco Systems, 6111 North River Road, Rosemont, IL 60018.
To the knowledge of Comdisco Systems, during the last five years none of the individuals named above has been convicted in any criminal proceeding described in Item 2(d) of Schedule 13D or been subject to any proceeding described in Item 2(e) of
Schedule 13D.  Each of the individuals
named above is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

The Original Cadence Securities were
acquired in partial consideration for
certain assets of Comdisco Systems and
Comdisco purchased by Cadence pursuant to the Original Purchase Agreement.

Item 4.   Purpose of Transaction

As described above, the Original Cadence
Securities were originally acquired in
connection with the sale of certain assets by Comdisco Systems and Comdisco pursuant to the Purchase Agreement. Except for the sale of 500,000 of the Original Shares to Cadence as described in Item 5(c) below, neither Comdisco nor Comdisco Systems currently has any plans or proposals which relate to or would result in any of the events described in Item 4(a)-(j) of Schedule 13D, except that additional shares of Common Stock may be issued upon exercise of the Warrant from time to time.

Item 5.   Interest in Securities of the Issuer

(a)  Following the transaction described
     in Item 5(c), Comdisco Systems owns
     beneficially 1,850,000 shares of Common
     Stock, of which 1,300,000 shares are
     issuable upon exercise of the Warrant,
     and such 1,850,000 shares represent
     approximately 4.56% of the outstanding
     Common Stock as of June 30, 1994
     (assuming, in accordance with
     Rule 13d-3(d)(1)(i) under the Securities
     Exchange Act of 1934, the full exercise
     of the Warrant) (the "existing Cadence
     Securities").

     Comdisco may be deemed to be an
     indirect beneficial owner of the Existing
     Cadence Securities as a result of Comdisco's control of Comdisco Systems.

     To the knowledge of Comdisco and
     Comdisco Systems, none of the directors
     or executive officers of Comdisco or
     Comdisco Systems beneficially owns any
     securities of Cadence.

(b)  Comdisco Systems has the sole power to
     vote or to direct the vote and sole power to dispose or direct the disposition of the Existing Cadence Securities.

(c)  On September 1, 1994, Comdisco Systems
     sold 500,000 shares of the Original Shares to Cadence in a privately negotiated transaction for a purchase price of $16.3125 per share.

(d)  Not applicable.

(e)  On September 1, 1994, upon completion
     of the sale to Cadence of 500,000 shares of Common Stock, Comdisco Systems and
     Comdisco ceased to beneficially own more than five percent (5%) of the Common Stock of Cadence.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer

There are no contracts, arrangements,
understandings or relationships (legal or otherwise) among Comdisco Systems, Comdisco or any of their respective executive officers and directors and any person with respect to the securities of Cadence other than the transaction described in Item 5(c) and, except that pursuant to the Original Purchase Agreement,
(i) Cadence is required to cause certain sales of the Shares and the shares of Common Stock issuable upon exercise of the Warrant to be registered under the Securities Act of 1933, and such shares are required to be included in certain underwritten public offerings of
Common Stock under certain circumstances, and (ii) Comdisco Systems is entitled, under certain circumstances, to return shares of Common Stock to Cadence in lieu of indemnification payments that may be required under the Purchase Agreement.

Item 7.   Material to Be Filed as Exhibits

A copy of the Warrant was filed as Exhibit 1 to the original Schedule 13D.

A copy of the Joint Filing Undertaking of Comdisco Systems, Inc. and Comdisco, Inc.
is filed as Exhibit 1 to this Amendment.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 1994





/s/ Vincent L. Ricci
Signature
Comdisco Systems, Inc.
Vincent L. Ricci, President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 1994




/s/ Philip A. Hewes
Signature
Comdisco, Inc.
Philip A. Hewes, Senior Vice President

Exhibit 1

JOINT FILING UNDERTAKING


The undersigned, being duly authorized
thereunto by the parties below, hereby
execute this agreement as an Exhibit
to the Amendment No. 1 Schedule 13D
dated September 1, 1994, to evidence
the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange
Act of 1934, to file this Amendment
No. 1 Schedule 13D and subsequent
amendments jointly on behalf of
each such party.


Dated:  September 1, 1994




/s/ Philip A. Hewes
Signature
Comdisco, Inc.
Philip A. Hewes, Senior Vice President